UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

_______________________

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	GeoPark Limited Interim Condensed Consolidated Financial Statements for the three-months period ended 31 March 2013 and 2014

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

For the three-months period ended 31 March 2013 and 2014

GEOPARK LIMITED
31 MARCH 2014
CONTENTS

Page

3	Consolidated Statement of Income and Statement of Comprehensive Income
4	Consolidated Statement of Financial Position
5	Consolidated Statement of Changes in Equity
6	Consolidated Statement of Cash Flow
7	Selected explanatory notes

GEOPARK LIMITED
31 MARCH 2014

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 31 March 2014 (Unaudited)	Three-months period ended 31 March 2013 (Unaudited)
NET REVENUE	2	84,731	89,774
Production costs	4	(37,674)	(38,313)
GROSS PROFIT		47,057	51,461
Selling expenses		(6,318)	(7,906)
Exploration costs	5	(6,806)	(7,305)
Administrative costs	6	(11,129)	(9,606)
Other operating income (expense)		612	(154)
OPERATING PROFIT		23,416	26,490
Financial income	7	748	306
Financial expenses	8	(8,330)	(12,918)
PROFIT BEFORE TAX		15,834	13,878
Income tax		(5,511)	(4,433)
PROFIT FOR THE PERIOD		10,323	9,445
Attributable to:
Owners of the parent		6,702	6,480
Non-controlling interest		3,621	2,965
Earnings per share (in US$) for profit attributable to owners of the Company. Basic		0.13	0.15
Earnings per share (in US$) for profit attributable to owners of the Company. Diluted		0.10	0.14

STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 31 March 2014 (Unaudited)	Three-months period ended 31 March 2013 (Unaudited)
Profit for the period	10,323	9,445
Other comprehensive income
Currency translation differences	931	-
Total comprehensive Income for the period	11,254	9,445
Attributable to:
Owners of the parent	7,633	6,480
Non-controlling interest	3,621	2,965

GEOPARK LIMITED
31 MARCH 2014
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 31 March 2014 (Unaudited)	Year ended 31 December 2013
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	9	747,455	595,446
Prepaid taxes		10,627	11,454
Other financial assets		6,130	5,168
Deferred income tax		16,766	13,358
Prepayments and other receivables		6,459	6,361
TOTAL NON CURRENT ASSETS		787,437	631,787
CURRENT ASSETS
Inventories		19,733	8,122
Trade receivables		49,025	42,628
Prepayments and other receivables		48,315	35,764
Prepaid taxes		9,602	6,979
Cash at bank and in hand		131,933	121,135
TOTAL CURRENT ASSETS		258,608	214,628

TOTAL ASSETS		1,046,045	846,415
EQUITY
Equity attributable to owners of the Company
Share capital	10	58	44
Share premium		211,274	120,426
Reserves		127,396	126,465
Retained earnings (accumulated losses)		33,167	23,906
Attributable to owners of the Company		371,895	270,841
Non-controlling interest		98,737	95,116
TOTAL EQUITY		470,632	365,957
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	11	352,570	290,457
Provisions for other long-term liabilities	12	39,887	33,076
Deferred income tax		34,802	23,087
Trade and other payables	13	8,344	8,344
TOTAL NON CURRENT LIABILITIES		435,603	354,964
CURRENT LIABILITIES
Borrowings	11	12,153	26,630
Current income tax		7,564	7,231
Trade and other payables	13	120,093	91,633
TOTAL CURRENT LIABILITIES		139,810	125,494
TOTAL LIABILITIES		575,413	480,458

TOTAL EQUITY AND LIABILITIES		1,046,045	846,415

GEOPARK LIMITED
31 MARCH 2014

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Retained earnings (accumulated losees)	Non - controlling Interest	Total
Equity at 1 January 2013	43	116,817	127,527	894	(5,860)	72,665	312,086
Profit for the three-months period	-	-	-	-	6,480	2,965	9,445
Total comprehensive income for the period ended 31 March 2013	-	-	-	-	6,480	2,965	9,445
Shared-based payment	-	-	-	-	1,807	-	1,807
	-	-	-	-	1,807	-	1,807
Balance at 31 March 2013 (Unaudited)	43	116,817	127,527	894	2,427	75,630	323,338

Balance at 31 December 2013	44	120,426	127,527	(1,062)	23,906	95,116	365,957
Profit for the three-months period	-	-	-	-	6,702	3,621	10,323
Currency translation differences	-	-	-	931	-	-	931
Total comprehensive income for the period ended 31 March 2014	-	-	-	931	6,702	3,621	11,254
Shared-based payment	-	-	-	-	2,559	-	2,559
Proceeds from issue of shares	14	90,848	-	-	-	-	90,862
	14	90,848	-	-	2,559	-	93,421
Balance at 31 March 2014 (Unaudited)	58	211,274	127,527	(131)	33,167	98,737	470,632

GEOPARK LIMITED
31 MARCH 2014

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Three-months period ended 31 March 2014 (Unaudited)	Three-months period ended 31 March 2013 (Unaudited)
Cash flows from operating activities
Profit for the period	10,323	9,445
Adjustments for:
Income tax	5,511	4,433
Depreciation	21,724	15,769
Write-off of unsuccessful exploration and evaluation assets	4,087	5,917
Amortisation of other long-term liabilities	(166)	(153)
Accrual of borrowing’s interests	6,049	5,358
Unwinding of long-term liabilities	55	216
Accrual of share-based payment	2,962	1,807
Changes in operating assets and liabilities	(13,064)	6,806
Cash flows from operating activities – net	37,481	49,598
Cash flows from investing activities
Purchase of property, plant and equipment	(45,248)	(41,657)
Acquisitions of companies, net of cash acquired	(115,238)	-
Collections related to financial leases	1,180	-
Cash flows used in investing activities – net	(159,306)	(41,657)
Cash flows from financing activities
Proceeds from borrowings	69,972	290,713
Proceeds from transaction with non-controlling interest	-	18,777
Proceeds from issuance of shares	90,862	-
Principal paid	(16,911)	(175,036)
Interest paid	(11,309)	(4,728)
Cash flows from financing activities - net	132,614	129,726
Net increase in cash and cash equivalents	10,789	137,667
Cash and cash equivalents at 1 January	121,135	38,292
Cash and cash equivalents at the end of the period	131,924	175,959
Ending Cash and cash equivalents are specified as follows:
Cash in banks	131,909	175,987
Cash in hand	24	18
Bank overdrafts	(9)	(46)
Cash and cash equivalents	131,924	175,959

GEOPARK LIMITED
31 MARCH 2014

SELECTED EXPLANATORY NOTES

Note 1

General information

GeoPark Limited (the Company) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (“the Group”) are exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil and Argentina. The Group has working interests and/or economic interests in 29 hydrocarbon blocks.

On 7 February 2014, the Securities and Exchange Commission (“SEC”) declared effective the Company’s registration statement upon which 13,999,700 shares were issued, including over-allotment option, at a price of US$ 7 per share. Gross proceeds from the offering totalled US$ 98 million. As a result, the Company commenced trading on the New York Stock Exchange (“NYSE”) under the ticker symbol GPRK. Also its shares are authorized for trading on the Santiago Off-Shore Stock Exchange.

Subsequently, the Company listing cancellation on the AIM London Stock Exchange became effective on 19 February 2014.

This consolidated interim financial report was authorised for issue by the Board of Directors on
20 May, 2014.

Basis of Preparation

The consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2012 and 2013, which have been prepared in accordance with IFRS.

The consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements. For further information please refer to GeoPark Limited's consolidated financial statements for the year ended 31 December 2013.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Company are not subject to significant seasonal changes.

GEOPARK LIMITED
31 MARCH 2014

Note 1 (Continued)

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2013.

Financial risk management

The Company’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2013.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the Group structure as of 31 March 2014 (*):

(*) LG International is not a subsidiary, instead of it is Non-controlling interest.
During 2013, with the purpose of conducting its multilocation activities and for allowing future business structures, the Company has incorporated certain wholly owned subsidiaries, that are dormant companies at the date of the issuance of these interim financial statements.

GEOPARK LIMITED
31 MARCH 2014

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Ltd. – Bermuda	100%
	GeoPark Argentina Ltd. – Argentinean Branch	100% (a) (l)
	GeoPark Latin America Limited	100% (h)
	GeoPark Latin America Limited – Agencia en Chile	100% (a) (h)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda. (Brazil)	100%
	Rio das Contas Produtora de Petróleo Ltda (Brazil)	100% (a) (k)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	80% (a) (e)
	GeoPark Colombia SAS (Colombia)	100% (a) (e) (i)
	GeoPark Brazil S.p.A. (Chile)	100% (a) (b)
	GeoPark Latin America Cooperatie U.A. (The Netherlands)	100%(b)
	GeoPark Colombia Cooperatie U.A. (The Netherlands)	100%(b)
	GeoPark Brazil Cooperatie U.A. (The Netherlands)	100%(b)
Associates	Raven Pipeline Company LLC (United States)	23.5% (b)
Joint operations	Tranquilo Block (Chile)	29% (j) (g)
	Otway Block (Chile)	25% (f) (g)
	Flamenco Block (Chile)	50% (g)
	Campanario Block (Chile)	50% (g)
	Isla Norte Block (Chile)	60% (g)
	Llanos 17 Block (Colombia)	36.84%
	Yamu/Carupana Block (Colombia)	75%/54.5% (g)
	Llanos 34 Block (Colombia)	45% (g)
	Llanos 32 Block (Colombia)	10%
(a)	Indirectly owned.
(b)	Dormant companies.
(c)	LG International has 20% interest.
(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totalling 31.2%.
(e)	During the first quarter of 2012, the Company entered into a business combination acquiring 100% interest in each entity. In December 2012, LG International acquired 20% equity.
(f)
In April 2013, the Group voluntarily relinquished to the Chilean Government all of our acreage in the Otway Block, except for 49,421 acres. In May 2013, our partners under the joint operating agreement governing the Otway Block decided to withdraw from such joint operating agreement and to apply to withdraw from the Otway Block CEOP, such that, subject to the Chilean Ministry of Energy’s approval, the Group will be the sole participant, and have a working interest of 100%, in the remaining areas in the Otway Block.

(g)	GeoPark is the operator in all blocks.
(h)	Formerly named GeoPark Chile Limited.
(i)
During 2013, the Company has finalized a merger process by which GeoPark Colombia SAS will continue the operations related to GeoPark Luna SAS (Colombia), GeoPark Llanos SAS (Colombia), La Luna Oil Co. Ltd. (Panama), Winchester Oil and Gas S.A. (Panama), GeoPark Cuerva LLC (United States), Sucursal La Luna Oil Co. Ltd. (Colombia), Sucursal Winchester Oil and Gas S.A. (Colombia) and Sucursal GeoPark Cuerva LLC (Colombia).

(j)
At 31 December 2013, the Consortium members and interest were: GeoPark 29%, Pluspetrol 29%, Wintershall 25% and Methanex 17%. During 2014, Methanex and Wintershall announced their decision to abandon the Consortium. The new ownership is being negotiated among GeoPark and Pluspetrol.

(k)	See Note 14.
(l)
In April 2014, the Company informed the Secretary of Infrastructure and Energy of the province of Mendoza of its decision to relinquish 100% of the Cerro Doña Juana and Loma Cortaderal Concessions to the Mendoza Province.

GEOPARK LIMITED
31 MARCH 2014

Note 2

Net Revenue
Amounts in US$ '000	Three-months period ended 31 March 2014	Three-months period ended 31 March 2013

Sale of crude oil	75,234	83,710
Sale of gas	9,497	6,064
	84,731	89,774

Note 3

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the strategic steering committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Drilling, Operations and SPEED departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The committee considers the business from a geographic perspective.

The strategic steering committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards. Other information provided, except as noted below, to the strategic steering committee is measured in a manner consistent with that in the financial statements.

GEOPARK LIMITED
31 MARCH 2014

Note 3 (Continued)

Segment Information (Continued)

Three-months period ended 31 March 2014

Amounts in US$ '000	Total	Argentina	Chile	Brazil	Colombia	Corporate
Net Revenue	84,731	352	47,155	-	37,224	-
Gross Profit	47,057	202	27,641	-	19,214	-
Operating Profit / (Loss)	23,416	(2,468)	16,568	(725)	12,235	(2,194)
Adjusted EBITDA	48,379	(1,263)	30,688	(702)	20,690	(1,034)

Three-months period ended 31 March 2013

Amounts in US$ '000	Total	Argentina	Chile	Brazil	Colombia	Corporate
Net Revenue	89,774	446	45,518	-	43,810	-
Gross Profit	51,461	872	27,381	-	23,208	-
Operating Profit / (Loss)	26,490	(892)	16,343	-	13,191	(2,152)
Adjusted EBITDA	49,652	(334)	29,175	-	22,037	(1,226)

Total Assets	Total	Argentina	Chile	Brazil	Colombia	Corporate
31 March 2014	1,046,045	5,493	509,586	160,947	283,345	86,674
31 December 2013	846,415	7,977	477,263	29,222	259,421	72,532

A reconciliation of total Adjusted EBITDA to total profit before income tax is provided as follows:

	Three-months period ended 31 March 2014	Three-months period ended 31 March 2013
Adjusted EBITDA for reportable segments	48,379	49,652
Depreciation (a)	(18,108)	(15,769)
Share-based payment	(2,962)	(1,807)
Impairment and write-off of unsuccessful efforts	(4,087)	(5,917)
Others (b)	194	331
Operating profit	23,416	26,490
Financial results	(7,582)	(12,612)
Profit before tax	15,834	13,878

(a)	Net of capitalised costs for oil stock including in Inventories.
(b)	Includes internally capitalised costs.

GEOPARK LIMITED
31 MARCH 2014

Note 4

Production costs

Amounts in US$ '000	Three-months period ended 31 March 2014	Three-months period ended 31 March 2013
Depreciation	21,205	15,451
Royalties	4,417	4,564
Staff costs	3,097	2,000
Transportation costs	3,584	2,255
Well and facilities maintenance	4,466	4,270
Consumables	4,571	3,561
Equipment rental	1,880	1,578
Field camp	1,323	998
Gas plant costs	835	811
Non operated blocks costs	1,247	566
Other costs	2,548	1,230
Crude oil stock variation (a)	(11,499)	1,029
	37,674	38,313

(a)	In 2014 corresponds to capitalised costs related to oil stock increase, including depreciation charges and royalties costs for $ 3,616,424 and $ 679,692, respectively.

Note 5

Exploration costs

Amounts in US$ '000	Three-months period ended 31 March 2014	Three-months period ended 31 March 2013
Staff costs	2,898	2,195
Allocation to capitalised project	(610)	(880)
Write-off of unsuccessful exploration and evaluation assets	4,087	5,917
Other services	431	73
	6,806	7,305

GEOPARK LIMITED
31 MARCH 2014

Note 6

Administrative costs

Amounts in US$ '000	Three-months period ended 31 March 2014	Three-months period ended 31 March 2013
Staff costs	5,558	5,175
Consultant fees	1,263	1,136
New projects	431	176
Office expenses	769	342
Director fees and allowance	286	266
Travel expenses	504	519
Depreciation	519	318
Other administrative expenses	1,799	1,674
	11,129	9,606

Note 7

Financial income

Amounts in US$ '000	Three-months period ended 31 March 2014	Three-months period ended 31 March 2013
Exchange difference	231	38
Interest received	517	268
	748	306

Note 8

Financial expenses
Amounts in US$ '000	Three-months period ended 31 March 2014	Three-months period ended 31 March 2013
Bank charges and other financial costs	306	265
Bond GeoPark Fell SpA cancellation costs (Note 11)	-	8,603
Exchange difference	1,514	552
Unwinding of long-term liabilities	55	216
Interest and amortisation of debt issue costs	6,837	3,704
Less: amounts capitalised on qualifying assets	(382)	(422)
	8,330	12,918

GEOPARK LIMITED
31 MARCH 2014

Note 9

Property, plant and equipment
Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improve-ments	Construction in progress	Exploration and evaluation assets	TOTAL
Cost at 1 January 2013	344,371	3,576	86,949	3,198	54,025	93,106	585,225
Additions	3,327	453	10	-	38,394	32,607	74,791
Write-off and impairment (1)	-	-	-	-	-	(5,917)	(5,917)
Transfers	27,000	-	1,202	189	(23,929)	(4,462)	-
Cost At 31 March 2013	374,698	4,029	88,161	3,387	68,490	115,334	654,099

Cost at 1 January 2014	493,260	5,731	98,837	7,018	40,429	147,759	793,034
Additions	421	354	-	-	26,225	35,205	62,205
Acquisition of subsidiaries	115,347	268	-	-	-	-	115,615
Write-off and impairment (1)	-	-	-	-	-	(4,087)	(4,087)
Transfers	47,607	-	6,534	74	(22,490)	(31,725)	-
Cost At 31 March 2014	656,635	6,353	105,371	7,092	44,164	147,152	966,767

Depreciation and write-down at 1 January 2013	(98,156)	(1,836)	(26,336)	(1,060)	-	-	(127,388)
Depreciation	(13,437)	(166)	(2,040)	(126)	-	-	(15,769)
Depreciation and write-down At 31 March 2013	(111,593)	(2,002)	(28,376)	(1,186)	-	-	(143,157)

Depreciation and write-down at 1 January 2014	(157,390)	(2,800)	(35,677)	(1,721)	-	-	(197,588)
Depreciation	(18,205)	(323)	(3,000)	(196)	-	-	(21,724)
Depreciation and write-down at 31 March 2014	(175,595)	(3,123)	(38,677)	(1,917)	-	-	(219,312)

Carrying amount at 31 March 2013	263,105	2,027	59,785	2,201	68,490	115,334	510,942
Carrying amount at 31 March 2014	481,040	3,230	66,694	5,175	44,164	147,152	747,455

(1)	Corresponds to write-off of Exploration and evaluation assets in Chile for US$ 4,087,000 (US$ 4,564,000 in Chile and US$ 1,353,000 in Colombia in 2013).

GEOPARK LIMITED
31 MARCH 2014

Note 10

Share capital
Issued share capital	Three-months period ended 31 March 2014	Year ended 31 December 2013
Common stock (US$ ´000)	58	44
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	57,863,615	43,861,614
Total common shares in issue	57,863,615	43,861,614

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$0.001 per share. As of the date of this interim condensed consolidated report, there are 57,863,615 common shares outstanding (see Note 1). All of the Company issued and outstanding common shares are fully paid and nonassessable. The Company also has an employee incentive program, pursuant to which it has granted share awards to its senior management and certain key employees (see Notes 25 and 29 to the audited Consolidated Financial Statements as of 31 December 2013).

Note 11

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2014	Year ended 31 December 2013
Bond GeoPark Latin America Agencia en Chile (a)	294,542	299,912
Banco de Chile (b)	-	15,002
Banco de Crédito e Inversiones (c)	177	2,143
Banco Itaú (d)	69,995	-
Overdrafts (e)	9	30
	364,723	317,087

Classified as follows:

Current	12,153	26,630
Non-Current	352,570	290,457

GEOPARK LIMITED
31 MARCH 2014

Note 11 (Continued)

Borrowings (Continued)

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum (yield 7.625% per annum). Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and and GeoPark Latin America Cooperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A. and GeoPark Colombia S.A. and a pledge of certain intercompany loans. Notes were rated single B by both Standard & Poor's and Fitch Ratings. The debt issuance cost for this transaction amounted to US$ 7,637,000. The Notes include covenants restricting dividend payments and new indebtedness. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants.

(b) Short term financing obtained in December 2013 and fully repaid in January 2014. The interest rate applicable to this loan was 0.71% per annum.

(c) Facility to establish the operational base in the Fell Block. This facility was acquired through a mortgage loan granted by the Banco de Crédito e Inversiones (BCI), a Chilean private bank. The loan was granted in Chilean pesos and is repayable over a period of 8 years. The interest rate applicable to this loan is 6.6%. The outstanding amount at 31 March 2014 is US$ 177,000 (US$ 212,000 in 2013).

In addition, during 2011, GeoPark TdF obtained financing from BCI to start the operations in the newly acquired blocks. The outstanding amount at 31 December 2013 was US$ 1,931,000. This financing was structured as letter of credit and was fully repaid in February 2014.

(d) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for
US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil (see Note 14). The interest rate applicable to this loan is LIBOR plus 3.9% per annum. The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. This loan includes covenants restricting dividend payments and new indebtedness. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants.

(e) The Group has been granted with credit lines for over US$ 75,000,000.

GEOPARK LIMITED
31 MARCH 2014

Note 12

Provision for other long-term liabilities

The outstanding amounts are as follows:
Amounts in US$ '000	At 31 March 2014	Year ended 31 December 2013
Assets retirement obligation and other environmental liabilities	30,740	24,166
Deferred income	6,038	6,204
Other	3,109	2,706
	39,887	33,076

Note 13

Trade and other payables

The outstanding amounts are as follows:
Amounts in US$ '000	At 31 March 2014	Year ended 31 December 2013
V.A.T.	6,209	8,074
Trade payables	94,860	61,130
Payables to related parties (1)	8,510	8,456
Staff costs to be paid	9,473	8,551
Royalties to be paid	4,836	3,375
Taxes and other debts to be paid	2,345	9,190
To be paid to co-venturers	2,204	1,201
	128,437	99,977

Classified as follows:

Current	120,093	91,633
Non-Current	8,344	8,344

(1)	Corresponds to related parties loans granted by LGI. The maturity of these loans is December 2015 and the applicable interest rate is 8% per annum.

GEOPARK LIMITED
31 MARCH 2014

Note 14

Entry in Brazil

Acquisition in Brazil

GeoPark entered into Brazil with the acquisition of a 10% working interest in the offshore Manati gas field ("Manati Field"), the largest natural gas producing field in Brazil. On May 14, 2013, GeoPark executed a stock purchase agreement ("SPA") with Panoro Energy do Brazil Ltda., the subsidiary of Panoro Energy ASA, ("Panoro"), a Norwegian listed company with assets in Brazil and Africa, to acquire all of the issued and outstanding shares of its wholly-owned Brazilian subsidiary, Rio das Contas Produtora de Petróleo Ltda ("Rio das Contas"), the direct owner of 10% of the BCAM-40 block (the "Block"), which includes the shallow-depth offshore Manati Field in the Camamu-Almada basin.

GeoPark has paid a cash consideration of US$ 140 million at 31 March 2014 or the closing date, which was adjusted for working capital with an effective date of April 30, 2013. The agreement also provides for possible future contingent payments by GeoPark over the next five years, depending on the economic performance and cash generation of the Block (see Note 34 to the audited Consolidated Financial Statements as of 31 December 2013).

The Manati Field is a strategically important, profitable upstream asset in Brazil and currently provides approximately 50% of the gas supplied to the northeastern region of Brazil and more than 75% of the gas supplied to Salvador, the largest city and capital of the northeastern state of Bahia. The field is largely developed with existing producing wells and an extensive pipeline, treatment and delivery infrastructure and is not expected to require significant future capital expenditures to meet current production estimates. Additional reserve development may be possible.

The Manati Field is operated by Petrobras (35% working interest), the Brazilian national company, largest oil and gas operator in Brazil and internationally-respected offshore operator. Other partners in the block include Queiroz Galvao Exploracao e Producao (45% working interest) and Brasoil Manati Exploracao Petrolifera S.A. (10% working interest).

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. An income approach (being the net present value of expected future cash flows) was adopted to determine the fair values of the mineral interest. Estimates of expected future cash flows reflect estimates of projected future revenues, production costs and capital expenditures based on our business model. The purchase price allocation performed is preliminary, since the valuation process is ongoing. This process will be completed during 2014.

GEOPARK LIMITED
31 MARCH 2014

Note 14 (Continued)

Entry in Brazil (Continued)

The following table summarises the consideration paid, the preliminary fair value of assets acquired and liabilities assumed for the abovementioned transaction:

Amounts in US$ '000	Total
Cash (including working capital adjustments)	140,371
Total consideration	140,371
Cash and cash equivalents	25,133
Property, plant and equipment (including mineral interest)	115,615
Trade receivables	9,757
Prepayments and other receivables	3,448
Other financial assets	950
Deferred income tax liabilities	(3,132)
Trade and other payables	(4,538)
Provision for other long-term liabilities	(6,862)
Total identifiable net assets	140,371

Round 12 in Brazil

On November 28, 2013, the ANP awarded GeoPark with two new concessions in a new international bidding round, Round 12 (see Note 34 to the audited Consolidated Financial Statements as of 31 December 2013).

In Brazil, GeoPark Brazil is currently a party to a legal proceeding related to the concession agreement of Block PN-T-597 that the ANP initially awarded to GeoPark Brazil in the 12th oil and gas bidding round. As a result of a class action filed by the Federal Prosecutor’s Office, an injunction was issued by a Brazilian Federal Court against the ANP, the Federal Government and GeoPark Brazil on December 13, 2013. Due to the injunction GeoPark Brazil could not proceed to execute the concession agreement, and cannot do so until the injunction is lifted. According to the terms of the Court’s injunction, the ANP will first need to take certain actions, such as conducting studies that prove that drilling unconventional resources will not contaminate the dams and aquifers in the region. On February 21, 2014, GeoPark Brazil requested that the board of the ANP suspend the execution of the concession agreement (which entails delivery of the financial guarantee and performance guarantee and payment of the signing bonus) for six months with a possible extension of an additional six months, or until a firm court decision is reached that does not prevent GeoPark Brazil from entering into the concession agreement. On April 16, 2014, the ANP’s Board enacted a resolution stating that all proceedings related to the award of the concession of Block PN-T-597 to GeoPark Brazil were suspended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: May 22, 2014